CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com	EXHIBIT 99.1
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February 9, 2017

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Autorité des marchés financiers	Superintendent of Securities, Prince Edward Island

RE: TransAlta Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	April 20, 2017
Record date for notice:	March 6, 2017
Record date for voting:	March 6, 2017
Beneficial ownership determination date:	March 6, 2017
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	Yes

The reporting issuer intends to use the notice-and-access mechanism to send proxy-related materials. Beneficial shareholders will receive a notice-and-access notification and a voting instruction form. A paper copy of the information circular, notice of meeting and the audited consolidated financial statements for the year ended December 31, 2016 and related management’s discussion and analysis, will be mailed to registered shareholders and beneficial shareholders who previously provided standing instructions to receive such information.

Sincerely,

Judy Power

Associate Manager, Trust Central Services

cc: CDS & Co. (Via Email)